EXHIBIT 23(a)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-129139) and related Prospectus of Ozark Holding Inc. for the registration of 182,826,501 shares of its common stock and to the incorporation by reference therein of our reports dated June 30, 2005, with respect to the consolidated financial statements and schedule of Oracle Corporation, Oracle Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Oracle Corporation, included in its Annual Report (Form 10-K) for the year ended May 31, 2005, filed with the Securities and Exchange Commission.

/s/    Ernst & Young LLP

San Francisco, California

November 22, 2005